MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

1.          Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the three and nine months ended September 30, 2010 and the year ended December 31, 2009 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of November 10, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward- looking statements and information. Although the Company believes the expectations expressed in such forward- looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

The terms "measured resources", "indicated resources" and “inferred resources” are used throughout this MD&A. The Company advises investors that although those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Company further advises investors that "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

2.          Executive summary

Great Basin is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as these two projects commence commercial production. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

The Company achieved the following milestones during the quarter ended September 30, 2010:

Nevada operations

  23% improvement on ore tons to surface compared to 2009.

  33% improvement in contained Au eqv1 oz ounces extracted compared to 2009.

  Esmeralda mill throughput and recoveries improving.

  Completion of Esmeralda mill optimization project allowing for all material from Hollister to be treated from the fourth quarter of 2010 (“Q4 2010”) onwards.

  Completion of Newmont and Queenstake milling campaigns.

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1 Gold equivalent ounces (“Au eqv oz”) calculated using an Au price of US$1,000 and Ag price of US$15.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

  14% increase in Measured and Indicated resources with the number of veins included in the in- situ vein model increasing from 21 to 32.

South African operations

  Good progress with commissioning of metallurgical plant with first gold pour achieved on October 31, 2010.

  12,208 feet (3,721 meters) of cumulative reef development completed.

  Vertical shaft completed and licensed.

  Permanent power supply established.

  Measured and Indicated resources now total 12.1 million ounces following a 3% increase in the latest resource update.

Corporate activities

  57.4 million warrants exercised with net proceeds of $92 million.

  Cancellation of put option on 12,000 Senior Secured Notes, thereby postponing $14.8 million cash flow to end of 2011.

3.          Operations review

3.1        Nevada operations

The Company’s Nevada operations consist of the Hollister Property (“Hollister”) located in the northeastern part of the Carlin Trend and the Esmeralda Property (“Esmeralda”) located in the south-west on the border between Nevada and California. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems, called Clementine and Gwenivere, have been accessed by decline and underground development for geological and resource confirmation and trial extraction of mineral resources; the development also provides staging for the ongoing exploration and development drilling that is in progress.

The Environmental Impact Study (“EIS”) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit (“WPCP”) issued by the Nevada Department of Environmental Protection (“NDEP”), in a manner that aims to fully protect the environment and archaeological resources near the development and will not create any additional surface disturbance or significant new environmental impacts.

The Esmeralda Property consists of patented and unpatented mining claims, fee lands, water rights and a mill. Ore extracted through the trial mining activities conducted at the Hollister property is trucked to Esmeralda for metallurgical processing.

Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. There are currently no mining activities or further exploration work being conducted at Esmeralda.

Esmeralda is approximately 220 miles (354 kilometers) from Winnemucca and approximately 290 miles (467 kilometers) from the Hollister property with 80% of the latter distance over paved roads.

Progress on the Environmental Impact Statement

The Notice of Intent was published in the Federal Register on April 19, 2010 which initiated the formal EIS scoping process. Work has been ongoing on all chapters of the EIS, but particularly chapters 2 and 3, which describe the proposed action and alternatives and the affected environment and environmental consequences of the proposed action. All resource survey work has been completed and final reports approved by BLM. Cultural resource survey work was completed in September 2010 and the final report is being drafted. All hydrologic modeling and reports have been completed and are awaiting final BLM approval. The preliminary draft EIS is scheduled for November 2011, which could see to the record of decision by early 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Trial stoping and milling2

	3 months ended September 30 2010	3 months ended September 30 2009	9 months ended September 30 2010	9 months ended September 30 2009
Ore tons to surface	22,342	18,232	71,263	53,778
Contained Au oz extracted	22,016	16,248	75,539	53,532
Contained Ag oz extracted	126,659	118,535	457,795	468,167
Contained Au eqv oz extracted	23,916	18,026	82,405	60,554
Contained average grade Au eqv oz/ton	1.07	0.99	1.16	1.13
Tons milled	19,611	-	57,446	-
Recovered Au oz	15,722	-	44,144	-
Recovered Ag oz	70,516	-	197,133	-
Recovered Au eqv oz	16,778	-	47,100	-
Au eqv oz sold	10,845	-	30,693	-
Recovery % Au	87%	-	82%	-
Recovery % Ag	66%	-	59%	-
Cash cost per ton [3] (US$)	US$611	-	US$593	-
Cash cost per Au eqv oz recovered (US$)	US$822	-	US$770	-
Cash cost per ton	$635	-	$615	-
Cash cost per Au eqv oz recovered	$854	-	$799	-

Ore tons to surface improved 23% from the comparative quarter in 2009 with a 33% improvement in the year to date compared to the 9 months ended September 30, 2009. Ore tons for the quarter were just 816 tons lower than Q2 2010. The continued focus on and action plans to increase ore tons from underground is starting to show positive results. The momentum carried into Q4 2010 with the October tons from underground averaging in excess of 325 tons per day. The Company targets to achieve 28,000 ore tons in Q4 2010.

Estimated contained Au eqv oz extracted improved 33% and 36%, respectively, compared to the results for the 3 and 9 months ended September 30, 2009. A decision was also taken to blend lower grade material to material extracted through trial stoping to obtain an average of 1 Au eqv oz per ton to enable improved recoveries while the second carbon stripping and Merril Crow process is being optimized. The extracted Au eqv oz grade for the quarter therefore reduced to 1.07 Au eqv oz/ton compared to the 1.3 Au eqv oz/ton extracted during Q2 2010.

The Esmeralda mill was shut down for 3 weeks during July 2010 to complete the refurbishment process and to replace the semi-autogenous grinding (“SAG”) mill liners, which impacted negatively on the mill throughput and unit costs achieved during the quarter. Notwithstanding the shut down, only 2,207 fewer

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2 Metallurgical and cost information presented in the table are from our Esmeralda mill and exclude results of toll milling and ore sale agreements.

3 Cash cost is a non-GAAP measure. Refer to Section 14.2 for a reconciliation to production costs

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

tons were milled during the quarter when compared to Q2 2010. September 2010 was the first month that the mill was able to operate at capacity following the completion of the mill optimization project. In excess of 9,000 tons per month were milled during September and October 2010.

The completion of the mill optimization project resulted in an immediate improvement in recoveries during the quarter with an average Au recovery of 87% (Q2 2010 – 82%) and average Ag recovery of 66% (Q2 2010 – 55%).

Cash production costs for the Nevada operations4 over the quarter amounted to $635 (Q2 2010 - $587) per ton, consisting of $427 (Q2 2010: $412) mining and $208 (Q2 2010: $175) milling and haulage costs. On an Au eqv oz basis cash production costs for the quarter consisted of $575 (Q2 2010: $540) mining and $279 (Q2 2010: $201) milling and haulage costs. The increase in the costs during the quarter is a direct result of the mill shut down in July 2010. The improvements in mill throughput and recoveries are expected to have a positive impact on cash production costs in Q4 2010.

Ore sales and toll milling agreements

	3 months ended September 30 2010	3 months ended September 30 2009	9 months ended September 30 2010	9 months ended September 30 2009

Queenstake Resources USA Inc.
- Tons milled	4,333	-	4,333	-
- Au oz recovered	2,793	-	2,793	-
- Ag oz recovered	4,162	-	4,162	-
- Au eqv oz recovered	2,857	-	2,857	-

Newmont Mining Limited
- Tons milled	3,282	-	34,004	30,900
- Au oz recovered	(2,448)	-	20,333	30,071
- Ag oz recovered	(37,048)	-	153,031	220,960
- Au eqv oz recovered	(2,697)	-	22,939	33,190

Kinross Mining Limited
- Tons milled	-	-	-	5,016
- Au oz recovered	-	-	-	9,966
- Ag oz recovered	-	-	-	73,461
- Au eqv oz recovered	-	-	-	11,516

Total
- Tons milled	7,615	-	38,337	35,916
- Au oz recovered	345	-	23,126	40,037
- Ag oz recovered	(32,886)	-	157,193	294,421
- Au eqv oz recovered	160	-	25,796	44,706

The material from the high grade stock pile delivered to Queenstake Resources USA Inc. (“Queenstake”) in November 2009 was processed during the quarter under the settlement agreement signed with Queenstake on June 14, 2010. In terms on the settlement agreement the parties share the metal proceeds and milling costs of $88 per ton. The 5,000 tons of material from the low grade stock pile delivered to Queenstake during 2007 will be processed in Q4 2010.

The Company completed the previously announced ore purchase agreement with Newmont Mining Limited (“Newmont”) during the quarter. Once all materials delivered to Newmont were crushed and sampled, the final recovered metal ounces from this transaction amounted to 22,939 Au eqv oz. In Q2 2010, it had been estimated that 25,636 Au eqv oz would be recovered from this campaign and the negative variance of 2,697 Au eqv oz ($3.1 million in revenue) was accounted for during Q3 2010.

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4 Nevada operations refer to metal extracted from the trial mining activities at our Hollister property and processed through our Esmeralda mill and exclude all other processing and/or ore sale agreements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

The completion of the milling campaign and the depletion of the stockpile that had accumulated since May 2009 allowed for a comprehensive reconciliation between contained metal and recovered metal.

The impact of rain and snow during this extended period of stock piling as well as using grab samples to estimate the contained metal in the stockpile contains an inherent risk in achieving accurate estimates of metal on hand. The completion of the optimization project at our Esmeralda mill now allows us to mill all material extracted from Hollister within 14 days and allows for a more diligent reconciliation process and confirmation of estimates used.

Underground Exploration and Evaluation

A revised mineral resource estimate was completed for the Hollister Project during the quarter. At a cutoff grade of 0.25 oz/ton (8.57 g/t Au), the combined measured and indicated mineral resources contain 1.64 million Au eqv oz grading 1.305 oz/ton (44.73 g/t Au) for gold and 10.3 oz/ton (355 g/t) for silver, an increase of 14% compared to 1.44 million ounces in 2009. A further 1.27 million Au eqv oz are contained in inferred mineral resources of 1.04 million tons at a grade of 0.59 oz/ton (20.19 g/t) for gold and 13.8 oz/ton (472 g/t) for silver.

Resource estimates for Hollister have continued to benefit significantly from the ongoing underground stope delineation and infill/cover drilling, which has provided the basis for detailed planning for trial mining. An additional 320 diamond core holes (totaling 109,731 feet or 33,295 meters) were completed in the period from April 2009 to June 30, 2010, and the information from these holes has been integrated into the updated model. The drilling program has provided infill data to delineate stopes for trial mining, and significantly improved the understanding of the lateral and vertical geological continuity of the vein system. The trial mining has generated geological mapping and channel sampling data that is used for empirical reconciliation of the resource wireframe model versus actual excavated vein. As a result, more stringent parameters continue to be applied to measured and indicated classifications. The resource estimate is based on all drilling and ore control channel sampling, and reflects depletion of material mined up to June 30, 2010.

Results of the resource estimate are tabulated below.

Category	Gold Grade Cut-off		Size		Average Gold Grade			Average Silver Grade			Equivalent Gold Ounces
	g/t	oz/ ton	tonnes	tons	g/t	oz/ ton	oz	g/t	oz/ ton	oz
Measured	5.14	0.15	388,900	428,690	65.06	1.898	813,460	546	15.9	6,822,870	915,800
	6.86	0.20	361,700	398,710	69.50	2.027	808,250	583	17.0	6,784,490	910,010
	8.57	0.25	336,890	371,350	74.05	2.160	802,890	622	18.1	6,736,860	903,140
	10.29	0.30	312,810	344,810	79.03	2.305	794,796	664	19.4	6,680,480	895,010

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Category	Gold Grade Cut-off		Size		Average Gold Grade			Average Silver Grade			Equivalent Gold Ounces
	g/t	oz/ ton	tonnes	tons	g/t	oz/ ton	oz	g/t	oz/ ton	oz
Indicated	5.14	0.15	974,940	1,074,680	23.10	0.674	723,970	168	4.9	5,255,810	802,800
	6.86	0.20	802,140	884,210	26.79	0.781	690,920	196	5.7	5,056,260	766,760
	8.57	0.25	680,420	750,030	30.21	0.881	660,860	222	6.5	4,866,940	733,860
	10.29	0.30	585,650	645,570	33.58	0.979	632,250	248	7.2	4,671,910	702,333
Total Measured and indicated	5.14	0.15	1,363,840	1,503,370	35.06	1.023	1,537,430	275	8.0	12,078,670	1,718,610
	6.86	0.20	1,163,840	1,282,920	40.06	1.169	1,499,160	316	9.2	11,840,720	1,676,770
	8.57	0.25	1,017,300	1,121,380	44.73	1.305	1,462,950	355	10.3	11,603,800	1,637,000
	10.29	0.30	898,460	990,380	49.40	1.441	1,427,060	393	11.5	11,352,390	1,597,340
Total Inferred	5.14	0.15	2,072,560	2,284,600	17.72	0.517	1,180,530	257	7.5	17,115,010	1,437,260
	6.86	0.20	1,621,490	1,787,390	20.98	0.612	1,093,900	322	9.4	16,805,620	1,345,990
	8.57	0.25	1,349,080	1,487,110	23.67	0.690	1,026,700	380	11.1	16,497,230	1,274,170
	10.29	0.30	1,169,594	1,289,260	25.84	0.754	971,760	433	12.6	16,292,730	1,216,150

Notes:

1.	Equivalent gold ounces (Au eqv oz) were calculated by using the following metal prices: US$1,000/oz for Au and US$15/oz for Ag.
2.	Metallurgical recoveries are not applied to resource values; contained metal estimates assume 100% recoveries.
3.

The estimates were completed by John Murgatroyd, Pr.Sci.Nat., of Deswik Mining and Resource Consultants, under the supervision of Phil Bentley, Pr.Sci.Nat., Great Basin’s Vice President: Geology and Exploration and a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101.

Resource estimation procedures utilized in this estimation are described below.

  The entire vein wireframe model has been revised due to the increased number and density of underground drilling.
  Eight structural domains demarcated by N50E structures have been integrated into the model, and vein wireframes constructed and estimated on a domain by domain basis.
  Grade interpolation within the vein wire-frames was done using Inverse Distance Squared statistics in the current estimate.
  Gold grades were capped in Domains 1-6, and 8 at the 99 percentile, and in Domain 7 at the 96 percentile.
  Search radii utilized to categorize the confidence of grades within the vein wire-frames were 50 feet/16 meters for measured and 100 feet/33 meters for indicated. The minimum number of samples to inform a given measured block was increased to 16 (compared to 3 in the previous estimate), 8 for an Indicated block (3), and 1 for an Inferred block (3).
  There is no mining dilution included within the vein model.

The resulting resource classification, in comparison to the previous estimate, reflects movement from inferred to indicated and from indicated to measured, and underpins increasing confidence in the block estimations. The higher confidence is directly linked to the significantly increased evaluation database from the trial mining and underground drilling. The grade estimation more closely reflects what is observed empirically underground. It also indicates that there is a quantifiable increase in block grade

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

with increased density of sample data. The depth extent of the vein system has been maintained at a depth of 4,350 feet (1,318 meters) above mean sea level (approximately 1,200 feet or 380 meters below surface, and is the current maximum depth extent of inferred resources.

The updated in-situ vein model now reflects 32 veins, compared to 21 in 2009.

Of note are advances being achieved in understanding the vertical expression of the mineralization hosted in the epithermal vein systems from depth and upwards to surface. Recent advances in the 3000N 1E trial stope on the Clementine vein #18 have exposed mineralization occurring at and above the unconformity between the Ordovician (~ 430 million year) metasediments and overlying Tertiary (12-15 million year) volcanic. Spectacular enrichment in gold and silver grades in this so-called Blanket zone have been exposed. A tabulation of the results is shown below.

Distance along strike
Distance Feet	Channel Au opt.	Dil Channel Au opt.	Muck Au opt.
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 160 170	46.6 55.7 189.4 12.8 464.0 32.4 69.6 752.8 2,560.4 283.8 228.5 99.5 1.5 36.0 24.2 7.4 3.7 2.5	6.7 4.8 18.9 2.6 92.8 16.2 34.8 188.2 640.1 70.9 68.5 24.9 0.8 9.0 12.1 3.7 0.6 0.4	- - 1.0 1.7 26.3 - 8.2 16.0 79.6 116.0 19.8 3.4 1.4 4.7 4.9 7.5 - -
Average	270.6	66.4	22.3

Figures showing the stope locality, channel sample results and Blanket Zone targets are shown below.

Trial mining stope 3000N 1 E Lift 43 plan view channel assays (Au oz/ton)

Existing Blanket Zone high grade drilling intercept clusters relative to trial mining stope 3000N 1E

The very high grade zones are directly related to the propagation of the Clementine vein #18 structure upwards into the Tertiary volcanic strata, and upwards to surface, creating a geothermal vent, close to the historical Clementine mercury mine. The 3000N 1E trial stope is at an elevation of 5,440 feet (1,648 meters) above sea level, and there is an estimated 360 feet (~109 meters) to surface (5,800 feet (1,758 meters) above sea level). The dimensions of the current exposures in 3000N 1E will be investigated by a combination of diamond core drilling, cross cuts and raises. Potential exists to test other Blanket style zones in similar structural settings at the top of all mineralized epithermal veins included in the current life of mine plans for Hollister.

Underground structural mapping has helped advance the geometry of structures localizing vein development. A left-lateral “side-stepping” pattern of vein clusters is emerging, and specifically supports the ongoing drilling program which will focus on extensions of the Gloria vein system to the west/northwest, encouraging Gwenivere intersections to the southeast, and development of a subparallel vein system to the north (Velvet). The Company currently has two drill rigs in operation underground, undertaking stope delineation, resource infill and exploration drilling. In the short term, the focus will continue to be on better delineation of mineralization accessible from current underground infrastructure.

Surface Exploration

No surface exploration drilling was conducted during the quarter. The integration of geophysical survey interpretations (in particular geological structures) with available geological data has progressed, but still needs tying in with exposed and mapped underground structures. Permitting by the BLM for the next round of surface exploration drilling on the Hatter and Ivanhoe Plan of Operations is imminent.

The second Hollister geochemical standard, which will match the common grade range of the ore stockpile material (~ 1 oz/ton / 31 ppm Au and 8 oz/ton / 250 ppm Ag) is still in the process of being completed. The sample, comprised of approximately 1,500 pounds of coarse crushed drill core rejects, has been pulped and prepped by American Assay Laboratories. The sample will be mixed in a ribbon blender prior to its use in round robin assay analysis.

Remainder of fiscal 2010

Q4 2010 will be the first quarter since trial mining began in 2008 when both the Hollister mine and Esmeralda mill will be able to operate at levels in excess of 300 tons per day. Both mine and mill target to extract and process in excess of 27,000 tons and recover 25,000 Au eqv oz for the quarter. Improved throughput and recoveries is expected to have a positive result on cash costs.

Underground drilling will continue, with the exploration drill rig planned to complete the current program. During Q4 2010 drilling will test targets to the south-east (Gwenivere extensions), the Velvet target to the north, as well as multiple targets north of the Clementine vein system. These targets have the potential to be brought into the mine plan at relative short notice, subject to drill success. The deeper targets would be providing resource conversion and longer range potential mining opportunities.

Underground stope delineation drilling will continue, inclusive of evaluation and potential resource conversion of significant zones of mineralization that were not included in the current vein wireframe model due to lack of continuity.

3.2        South African operations

The Burnstone Property is located in the South Rand area of the Witwatersrand Goldfields, approximately 50 miles (80 kilometers) southeast of the city of Johannesburg and near the town of Balfour. The Burnstone Project has received all of the required permits to complete the development of the mine and commence full-scale underground mining. Block B and Block C, containing an estimated 280,000 ounces

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

and 231,400 ounces of Au, respectively, will be the first areas of the ore body to be accessed and mined in the next 36 months, while underground access to the remaining areas of the ore body under the mine plan is being developed.

Permitting

On October 5, 2010 the South African Diamond and Precious Metal Regulator granted a Precious Metal Refining License to the Burnstone project for a period of 30 years authorizing the smelting, refining or changing the form of unwrought precious metal. This allowed the Company to commission the gold room in the metallurgical plant in late October 2010.

On October 18, 2010 the South African Diamond and Precious Metal Regulator granted an export license to the Burnstone project authorizing the export of gold and silver and thereby allowing for the sale of precious metal.

Vertical shaft complex

The main equipping of the shaft was completed during the quarter (refer Figure 1). The focus was to first get the winders (personnel and rock) commissioned and licensed. Both were licensed on October 15, 2010 by the Department of Mineral Resources. The availability of these conveyances will speed up the completion of the outstanding equipping issues (snag list) which includes the final alignment of the shaft steelwork, completion of pipe columns, completion of some station steelwork and completion of civils construction on 41 and 40 Levels. Tipping arrangements on 40 Level through the temporarily ore pass was completed on October 30, 2010 and trial tipping started on November 2, 2010. The development of the remaining underground station infrastructure that includes another three ore passes, the settlers and a clear water dams (phase 2) will commence in November 2010.

Figure 1 : Vertical Shaft Head Gear

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Metallurgical plant

Activities during the quarter were focused on completion of the civil, mechanical and electrical construction activities to allow for the commissioning of the Metallurgical plant. The dedication and focus from the Company’s owners team allowed for commissioning to commence on October 1, 2010 with the turning of electrical motors on various appliances.

The commissioning phase is structured in such a manner to allow for components to be fully commissioned sequentially to allow for a fully operational integrated operating facility by early November 2010. Based on this commissioning schedule the crusher and the silo feed conveyer was commissioned on October 4, 2010 with crushed material being fed into the silo. Conveyers will be run at low speed for the duration of the commissioning phase to ensure optimal performance prior to production ramp-up (refer Figure 2).

Figure 2 : Crusher area

The SAG mill and Ball mill were commissioned on October 12, 2010 (refer Figure 3). The SAG and Ball mills’ commissioning went very smoothly; they are controlled using medium voltage drives, which offer improved reliability through the use of high voltage insulate gate bipolar transistors that are 99% efficient at full load and have a high dynamic response based on voltage source inverter technology. This is the first application of this technology in South Africa.

Development muck has initially been run through the system during the test period to fill lockup areas. A loading bin was added to the SAG mill conveyor to provide additional flexibility by enabling material to be fed directly into the mills and bypassing the silo if required.

Figure 3 : SAG and Ball Mill

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

The gold room was completed and commissioned on October 21, 2010. Gold slag recovered from the mills during the refurbishment process was used to commission the gold room.

Commissioning of the gravity and Carbon-in-Leach (“CIL”) circuits as well as the thickener has been completed to allow for the uninterrupted processing of material from early November 2010 (refer Figure 4 and 5 respectively). The first gold pour took place on October 31, 2010 with gold recovered through the gravity circuit.

Figure 4 : CIL	Figure 5 : Thickener
General surface infrastructure

a.	Power

The first phase for power supply to Burnstone consisting of 21 MvA, and on-site power reticulation has been completed and all facilities on site are now connected to Eskom power. Power supply to site will build-up to the required 51 MvA with the upgrade of the existing Eskom sub-station and feeder lines by the end of Q1 2011. Current Eskom supply is adequate to complete commissioning and to allow for the planned production build-up.

b.	Ventilation shaft

The presence of a 100 feet (30 meters) coal seam resulted in a partial collapse of the sidewall close to surface during Q2 2010. Additional support work which includes a 27 feet (8 meters) steel sleeve was installed and the subsided area backfilled with concrete to stabilize the top portion of the shaft. Further support with shotcrete, mesh, lacing as well as long anchors are also being installed.

The installation and commissioning of the three 720 kW fans has been completed and they will be operational once the support work in the ventilation shaft has been completed in November 2010.

Underground development

Good progress continues to be made on drifts to open up mining blocks B and C. As at September 30, 2010, a total of approximately 12,208 feet (3,721 meters) of reef development had been completed. A total of 33,354 feet (10,169 meters) of development has been completed to date. On-reef development is the short term focus as this will allow adequate panels for long hole stoping and also alleviate congestion underground as teams will be spread over a number of working areas. As at September 30, 2010, approximately 170,000 ore tonnes (quarter ended June 2010 – approximately 125,000 tonnes) from mining and development had been accumulated on the surface stockpiles.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Long Hole Stoping (“LHS”)

The trial of the long hole stoping as the preferred mining method is progressing well. The completion of the tipping arrangements at the shaft will create the extra ore handling capacity which is required to increase tonnages from LHS. Drilling and blasting is already taking place. The team managed to bring down the stoping width to 60 centimeters (“cm”) or down to channel width + 10 cm in the hanging wall and + 10 cm in the foot wall.

Up to five holes are initiated per blast with successful casting of ore into the drive. Trials are being done to increase the number of holes initiated per blast with the assistance of electronic detonation. Fines are cleaned with water jets and vacuum cleaners. To date eighteen panels have been blasted, fourteen panels are currently pre drilled and twenty eight ready to be drilled. A further twenty one panels is temporarily unavailable as drive pillars but will become available once services have been rerouted. Drilling accuracy is improving with results being monitored continuously to allow for real-time updates of standard operating procedures.

Adequate on-reef development is essential for the ramp-up of LHS due to the increased rate of ore extraction possible with this type of mining method (LHS). Congestion and handling of ore underground will also improve as the teams are spread out over a number of working places and hoisting through the vertical shaft commences.

Project capital

The table below provides a summary of the project capital spent to date (converted at a fixed exchange rate of CAD/ZAR = 7.22) .

	Historical spent CAD (million)	Actual capital Q1 2010 CAD (million)	Actual capital Q2 2010 CAD (million)	Actual capital Q3 2010 CAD (million)	Total capital 2010 CAD (million)	Project to date capital CAD (million)
Process plant	$ 23	$ 10	$ 31	$ 27	$ 68	$ 91
Mining equipment	18	1	3	4	8	26
Vertical shaft complex	40	10	11	7	28	68
Mine development	62	5	6	5	16	78
Tailings dam	-	1	4	4	9	9
Total capital costs	$ 143	$ 27	$ 55	$ 47	$ 129	$ 272
Pre-production operating costs	25	9	14	20	43	68
Total capital	$ 168	$ 36	$ 69	$ 67	$ 172	$ 340

Project capital, adjusted for inflation, mine design and process improvement remains within 10% of estimates.

Resource update

The updated mineral resource estimate, inclusive of all drilling and underground evaluation up to June 30, 2010 and at a range of cutoffs, has been updated during the quarter and is tabulated below. At a cutoff of 400 cmg/t the total Measured and Indicated Resources has increased by 3% from approximately 11.7 million ounces to 12.1 million ounces of gold.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Burnstone Project Mineral Resources – August 2010
Classification	Cut-off Cmg/t	Millions Tonnes	Au
			g/t	oz
Measured	300	40.0	5.78	7,435,000
	350	36.5	5.90	6,927,180
	400	33.7	6.01	6,514,390
Indicated	300	31.2	6.44	6,472,770
	350	27.2	6.84	5,978,830
	400	24.1	7.20	5,567,960
Measured and Indicated	300	71.2	6.07	13,907,770
	350	63.7	6.30	12,906,010
	400	57.8	6.50	12,082,350

Contained gold in the inferred resources at a cutoff of 400 cmg/t is estimated to total approximately 8.0 million ounces, a 74% increase from the previous estimate of 4.6 million ounces.

Burnstone Project Mineral Resources – August 2010
Classification	Cut off Cmg/t	Millions Tonnes	Au
			g/t	oz
Inferred	300	67.5	4.33	9,392,970
	350	61.0	4.49	8,799,830
	400	52.2	4.75	7,977,520

Notes to tables:

1.	Metallurgical recoveries are not applied to resource values.
2.

The mineral resource estimation was done using geostatistical methods by Freddie de Bruin, Pr.Sci.Nat., and John Murgatroyd, Pr.Sci.Nat., of Deswik Mining Consultants (Pty) Ltd., independent Qualified Persons as defined by Canadian Securities Regulations in National Instrument 43-101.

As this project is now moving into production, the mineral resource classification method applied in this update is more rigorous in terms of the minimum number of informing samples for Measured (4), Indicated (2), and Inferred (1). The number of informing Kimberley Reef intersections utilized in this resource estimate totals 610, inclusive of 339 surface boreholes, 35 underground boreholes, and 362 underground channel intersections. In addition, historic deflections from surface boreholes totalling 819 have been used where appropriate for assay and sedimentological confirmation. Geozones of the area of interest were updated as part of the basis for the estimation, but have remained very similar to the previous June 2009 update. These zones are delineated by a combination of variable geological parameters such as channel width, gold grade (g/t) and gold accumulation (cm g/t), footwall lithology, and sedimentary facies.

Variography generated from the current geostatistical analyses have confirmed sediment influx from the northeast in Geozones 1 and 3, mixing with an overall northwest-southeast paleofacies trend, and in line with previous observations. The continued underground exposure of Kimberley Reef is providing a basis for detailed evaluation data (channel samples) and structural mapping. All told, the results demonstrate higher confidence in the estimated total Measured and Indicated resources.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Underground evaluation

Underground drilling, totalling 7,125 feet (2,159 meters) for the quarter, continues to be focused on Blocks B and C, involving delineation and infill holes to support the mine plan. The number of operating rigs has remained at four, and higher drilling rate efficiencies are achieved through the establishment of better water supply, fewer power outages and improved rig management.

The infill drilling of Block B and C has continued to provide more clarity about the location of the Kimberley Reef relative to a diabase sill, which has, in some places, displaced the Reef horizon into the hanging or footwall. This information results in continual revision of the geological model.

Results are tabulated below:

Assay intersections Q3 2010 Underground delineation and cover drilling
BH ID	From	To	Drilled	True	Au Grade	Au Content
			Thickness (cm)	Width (cm)	g/t	cm g/t
BDC008V	121.76	124.40	268	24	1.02	24
BDC061	3.97	7.58	361	31	2.20	68
BDC063	2.46	3.92	146	13	3.60	47
GBH040	181.00	182.00	100	86	6.46	556
GBH064	85.57	86.10	53	31	2.29	71
GBH079	59.19	59.49	30	25	17.48	437
GBH080	53.00	53.27	27	21	10.00	210
GBH086	86.26	87.39	113	87	15.58	1355
GBH090	78.84	79.61	77	50	4.88	244
GBH099	124.34	125.13	79	68	5.08	345

A total of 2,301 channel samples were taken during the quarter, mostly from on reef development in Block B. This detailed evaluation data is taken from the side-walls of the drive and stope faces, and is being integrated into revised sedimentological and grade distribution models.

Mining Right Surface Drilling

Four boreholes, totalling 9,405 feet (2,850 meters), were completed during the quarter. The program has provided further infill and evaluation control for the development of Block B in Area 1.

Results are shown below:

Assay intersections Q3 2010 Surface drilling
BH ID	From	To	Drilled	True	Au Grade	Au Content
			Thickness (cm)	Width (cm)	g/t	cm g/t
BGM015	369.50	370.48	98	98	1.08	106
BGM016	389.16	389.28	12	12	11.00	132
BGM017	341.80	342.29	49	WOC	0.25	-
BGM019	451.00	452.58	158	158	1.43	226

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Exploration outside the Mining Right

During the quarter the database for the South Rand Basin (“SRB”) Project areas was consolidated, and a number of permit renewals completed and submitted. The SRB Project will focus on the implementation of work programs outside the mining right. The planning of future work, including the evaluation of sub-cropping mineralization in four areas has been advanced.

Remainder of fiscal 2010

The full integration of all the major capital projects will be completed during the remainder of 2010. The key focus remains on delivering the project and reaching commercial production by end of December 2010.

3.3        Exploration properties

3.3.1     Tanzania

In Tanzania, exploration programs are being conducted in two separate geological terrains, namely the Archean (2.7 -3.3 billion years old “Ga”), greenstone-hosted, Lake Victoria Goldfields (north-west) and the Proterozoic (2.2 -1.6 Ga) Lupa Goldfields (south-west). The Company also manages a joint venture with African Barrick in the Geita Belt of the Lake Victoria Goldfields.

There remains a considerable amount of preliminary exploration work still to be completed on these properties. A number of permits are held that extend over significant strike extents of prospective structures, and which still require systematic exploration and potentially, follow-up drilling. This process could ultimately allow a sizeable reduction of area of permits held.

An initial target prioritization exercise has been completed, and this work continues to be supported with desk-top structural studies of airborne magnetic data and integration of gravity, geochemical and drilling data. The Imweru prospect (Geita West) remains a key follow-up target, with extensive drilling required to fully evaluate the 9 kilometer long shear corridor. Subject to orientation studies, Mobile Metals and Iron (“MMI”) geochemical surveys are planned on a number of covered structural targets. The Lupa Goldfield has also provided a number of follow-up targets, and work is progressing to seek a balanced prioritization with drilling and trenching programs to augment infill geochemical surveys.

3.3.2     Russia

In addition, the Company owns mineral rights on the island of Kurils (eastern Russia) where an initial phase of diamond drilling was done in 2008, aimed at establishing indicated mineral resources in the main project area.

The Kurils Project in Russia still requires a significant amount of phased exploration programs in order to generate a significant mineral resource base. The Company plans to dispose of this property.

3.3.3     Mozambique

The Company holds an 80% interest in an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the joint venture is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

GSR currently owns the 17 square kilometer Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 feet (300 meters) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments).

An initial soil sampling and ground geophysics program was completed on the property during 2008. A shear corridor in excess of 8,200 feet (2,500 meters) in strike and 1,310 feet (400 meters) in width has been identified for follow-up investigation. Although the project was placed on care and maintenance during 2009, a decision has since been made to continue with the joint venture. Permits were renewed in November 2009.

4.          Market Trends

Gold opened at US$1,244 on July 1, 2010 after which the price declined to its lowest close during the quarter of US$1,157 on July 28, 2010. Increased demand and continuous concern regarding stability and growth in the Global economy resulted in a steady increase in the gold price with a new record high being set by quarter end with a closing price of US$1,307. The upward trend in the gold price continued subsequent to quarter end with a new record high closing price of US$1,421 set on November 9, 2010. Good progress with the completion of the Burnstone capital project and imminent production from this project as well as the continued improvement in all areas at our Hollister project has had a significant impact on the Company’s share price during the quarter. After opening at $1.81 on July 1, 2010 the share price increased to $2.62 on September 22, 2010 and closed at $2.50 on September 30, 2010, an increase of 38% during the quarter. Subsequent to September 30, 2010 a new 52 week high share price of $3.33 was achieved on November 9, 2010 with the share price averaging in excess of $2.70 since September 30, 2010.

The exchange rate between the United States Dollar (“USD”), Canadian Dollar (“CAD”) and the South African Rand (“ZAR”) impacts on the Company’s earnings and cash flow. The ZAR strengthened to ZAR7.12 against the USD by September 30, 2010 after trading at an average exchange rate of ZAR7.31 during the quarter. The ZAR improved further against the USD and CAD subsequent to quarter end and traded at levels below ZAR6.85 during early October. The USD and CAD traded at an average of $1.03 during the quarter with a strengthening in the CAD to $1.01 in early October.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

5.          Summary of Quarterly Results

In thousands of Canadian dollars, except per share figures and number of shares. Small differences may arise due to rounding.

	Sept 30 2010	Jun 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009	June 30 2009	Mar 31 2009	Dec 31 2008
Current assets	60,102	84,904	95,066	129,301	78,854[2]	131,545[2]	168,937[2]	53,606[2]
Mineral properties	246,798	244,998	223,864	222,919	254,648	257,247	257,639	259859
Other assets	435,012	333,284	238,435	196,064	157,345[2]	123,592[2]	71,884[2]	51,735[2]
Total assets	741,912	663,186	557,365	548,284	490,847	512,384	498,460	365,200
Current liabilities	87,352	89,467	60,295	72,974	27,324	25,369	18,881	27,446
Future income
taxes and other
liabilities	236,085	189,946	133,071	101,597	86,527	90,570	82,844	80,546
Shareholders’
equity	418,475	386,773	363,999	373,713	376,996	396,445	396,735	257,208
Total liabilities and
shareholders’ equity	741,912	663,186	557,365	548,284	490,847	512,384	498,460	365,200
Working capital[1]	(19,821)	15,400	48,987	91,624	47,728[2]	98,591[2]	145,137[2]	20,460[2]
Revenue	12,230	37,940	6,822	-	-	21,876	11,861	16,920
Expenses	(35,951)	(43,340)	(13,334)	(8,365)	(16,382)	(35,492)	(21,944)	(43,085)
Loss for the period	(23,721)	(5,400)	(6,512)	(8,365)	(16,382)	(13,616)	(10,083)	(3,693)
Basic and diluted
loss per share	$0.07	$0.02	$0.02	$0.03	$0.05	$0.04	$0.04	$0.01
Weighted average
Number of common
Shares outstanding
(thousands)	351,739	340,609	336,893	333,856	333,531	333,215	238,364	215,162

1 Working capital includes cash and cash equivalents, accounts receivable, inventory and accounts payable and is considered a non-GAAP measure.
2 Certain prior quarter’s amounts have been reclassified to conform to fiscal 2009 year presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

6.          Results of Operations

For the quarter ended September 30, 2010, the Group incurred a pre-tax loss of $23.8 million compared to a pre-tax loss of $5.5 million in the previous quarter and a loss of $17 million in the quarter ended September 30, 2009.

Loss per share for the quarter increased to $0.07 (Q3 2009 - $0.05) and reduced to $0.10 (2009 - $0.13) on a year to date basis.

The loss incurred for the quarter is impacted by the following out of the ordinary expenses:

a.	Unrealized loss on financial instruments

A loss of $7.3 million on the fair value adjustment for the Zero Cost Collar hedge program executed in August 2010 was recorded. The increase in the gold price since the execution of the hedge impacted on the fair value adjustment made. The hedge program consists of a total of 105,000 Au oz spread over a 3 year period commencing on January 30, 2011. The fair value adjustment to be recorded in the financial statements is impacted by gold price volatility, US interest rates and the quantity and remaining term of the put and call options in the structure.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

b.	Adjustment to revenue and costs recognized on third party milling campaigns

The completion of the milling campaign with Newmont and Queenstake Resources during the quarter resulted in a negative adjustment to revenue ($1.2 million) as well as additional costs of $4.6 million being recognized.

c.	Adjustment to stock pile

The completion of the milling campaigns allowed for a comprehensive reconciliation of estimated stock piled material. The recorded stock pile was reduced by 3,544 tons and capitalized costs amounting to $1.3 million was expensed during the quarter.

Taking the above out of the ordinary expenses into account, an adjusted pre-tax loss5 of $9.6 million is calculated. Adjusting for these out of the ordinary expenses, results in an adjusted loss per share of $0.03 for the quarter and $0.06 year to date.

Pre-development costs incurred at the Hollister project are expensed until such time as the required permitting is granted to allow for full-scale underground mining.

Revenue

Gold and silver ounces sold were recovered from ore extracted through trial mining activities at our Hollister project. The table below provides a summary of ore tons treated through various processing facilities:

	3 months ended September 30 2010	3 months ended September 30 2009	9 months ended September 30 2010	9 months ended September 30 2009
Ore tons treated/sold – third party agreements	7,615	-	38,337	35,916
Ore tons treated/sold – Esmeralda mill	14,575	-	39,923	-
Total ore tons treated/sold	22,190	-	78,260	35,916

The table below provides a summary of Au eqv oz sold that were recovered through the various processing facilities.

	3 months ended September 30 2010	3 months ended September 30 2009	9 months ended September 30 2010	9 months ended September 30 2009
Au eqv oz recovered – Third party agreements	160	-	25,796	44,706
Au eqv oz recovered – Esmeralda mill	10,845	-	30,693	N/A
Total Au eqv oz recovered	11,005	-	56,489	44,706

_____________________________
5 Adjusted pre-tax loss and adjusted loss per share is non-GAAP measures used by the Company to compare quarterly results on a sustaining basis by eliminating out of the ordinary expenses incurred.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

10,845 Au eqv. oz, recovered through our Esmeralda mill, were sold during the quarter, generating proceeds of $13.4 million. A further 2,857 Au eqv. oz were sold under the toll milling agreement with Queenstake, bringing the total Au eqv. oz sold for the quarter to 13,702. Net revenue recognized on the ounces sold to Queenstake amounted to $1.9 million, after deduction of $1.9 million for milling charges in terms of the agreement. The completion of the Newmont ore sale transaction resulted in a negative adjustment of 2,697 Au eqv oz and net revenue of $3.1 million.

The improvement in throughput and recoveries at our Esmeralda mill achieved since September 2010 is expected to impact positively on Au eqv. oz sold with a target of 25,000 set for Q4 2010.

No revenue was accounted for in the quarter ended September 30, 2009 as all material extracted through trial mining activities were stock piled.

Production costs

The following table provides a breakdown of the production costs incurred on the various processing arrangements.

	3 months ended September 30 2010	3 months ended September 30 2009	9 months ended September 30 2010	9 months ended September 30 2009
Production costs – Third party agreements ($’000)	$4,370	-	$18,657	$19,391
Production costs – Nevada operations ($’000)	$9,855	-	$ 26,061	-
Inventory adjustment ($’000)	$1,315	-	$1,315	-
Total production costs ($’000)	$15,540	-	$46,033	$19,391
Production cost per ton – Nevada operations	$676	-	$653	-
Production cost per Au eqv oz – Nevada operations	$909	-	$849	-

Production from trial mining activities in Q3 2009 was capitalized to the stock pile.

The table below provides a summary of cash production costs for metal recovered by the Nevada operations:

	3 months ended September 30 2010	3 months ended June 30 2010	3 months ended March 31 2010	9 months ended September 30 2010
Cash production cost per ton	$ 635	$ 587	$ 636	$ 615
Cash production cost per Au eqv oz	$ 854	$ 741	$ 832	$ 799

Refer to section 14.2 for the reconciliation of cash production cost to total production cost. Cash production costs for metal produced by the Nevada operations for the quarter amounted to $635 (Q2 2010: $587) per ton consisting of $427 (Q2 2010: $412) mining and $208 (Q2 2010: $175) milling and haulage costs. On an Au eqv oz basis cash production costs for the quarter consisted of $575 (Q2 2010: $540) mining and $279 (Q2 2010: $201) milling and haulage costs.

The refurbishment project at the Esmeralda mill was completed during the quarter following a 3 week shut down of the mill in July 2010, which impacted on the mill capacity and recoveries. Mill feed was controlled to ensure the newly installed carbon stripping and Merrill Crow units are optimized.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Since September 2010 the mill has been capable to operate above 300 tons per day with improvements in recoveries cash costs already evident.

Exploration expenses

The exploration expense for the quarter was $3.2 million compared to $2.6 million in the previous quarter and $3.5 million during the quarter ended September 30, 2009. These costs predominantly relate to underground exploration at our Hollister property which amounted to $2.3 million for the quarter.

Year to date exploration expenses is 32% lower than 2009 and consist of $6.4 million incurred on underground exploration at our Hollister property with the remainder of the costs attributable to care and maintenance expenses on our other exploration projects.

Pre-development expenses

The pre-development expenditures relate to underground development at our Hollister Project and amounted to $3.7 million during the quarter compared to $3.8 million in the previous quarter and $8.4 million for the quarter ended September 30, 2009. The decrease year on year is due to less waste development being conducted due to the focus on ore development and extraction through trial mining.

Environmental impact study (“EIS”)

Activities on the EIS project have increased significantly as the project moves through the detailed project plan as agreed between the Company and the BLM.

Foreign exchange gain (loss)

This movement predominantly relates to the fluctuation between the Canadian and United States dollar on the Senior Secured Notes and Term Facility Agreement as these are denominated in US$.

Stock based compensation

The income statement charge relating to this non-cash expense is influenced by the quantum and timing of stock options that are issued.

Profit on disposal of available-for-sale financial assets

The Company disposed of its investment in Kryso Resources Plc. during June 2010 for a net consideration of $3.5 million (GBP2.3 million) resulting in a profit of $459,000. The disposal of the investment was in accordance with the Company’s strategic longer term objectives.

7.          Financial condition review

Total assets

Total assets increased by $194 million since December 30, 2009 predominantly due to the capital development costs capitalized at our Burnstone project. Current assets have decreased by $67 million during this period as a result of a decrease in cash balances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Total liabilities

Total liabilities, excluding future income taxes, increased by $141 million since December 30, 2009 mainly due to the following reasons:

a.	Convertible debentures

Increased by $6.4 million due to the accretion charge being recorded over the term of this facility.

b.	Term facility

The Company entered into a Term Facility Agreement with Credit Suisse in May 2010 for an initial US$47 million loan that was increased to US$72 million during August 2010.

c.	Accounts payable

Accounts payable and accrued liabilities increased by $49 million since December 31, 2009 as a result of the increase in the capital expenditure at the Burnstone project.

d.	Financial instruments

A fair value liability of $7.2 million was recorded on the hedge program executed in August 2010 and a further $2.5 million liability was recorded on the fair value of the guarantee provided on behalf of the Company’s Black Empowerment Partner.

Shareholder’s equity

During the quarter, the Company’s issued share capital increased by 19.2 million common shares upon exercise of share purchase warrants. The exercise of share options resulted in an additional 1 million common share being credited to share capital.

At September 30, 2010, the Company had 368.3 million common shares issued and outstanding. A further 66.9 million share purchase warrants and 20.4 million share options were outstanding.

Subsequent to September 30, 2010 a further 38.2 million warrants issued in March 2009 as part of the public offering were exercised prior to expiry on October 15, 2010. 1.7 million warrants relating to the Black Economic Empowerment transaction concluded in 2007 expired unexercised on October 1, 2010. 1.9 million share options were also exercised up to October 31, 2010.

As of the date of this MD&A the Company had 408.4 million common shares issued and outstanding. A further 27 million share purchase warrants and 18.4 million share options were outstanding.

Liquidity

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term operating cash requirements.

The Company generated net cash of $620,000 from operating activities during the quarter, compared to the $19.3 million utilized in operating activities during the quarter ended September 30, 2009. The pre-development costs incurred at the Company’s Hollister project are being expensed and are also included under cash generated in operating activities as opposed to investment activities where capital development is included.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Cash utilized in investment activities increased to $70.1 million during the quarter compared to $31.6 million in the quarter ended September 30, 2009. This increase is due to the increased development activities associated with the completion of the Burnstone project.

The Company received a net amount of $54 million from financing activities during the quarter.

During August 2010, the Company and Credit Suisse agreed on an additional $27 million (US$25 million) to be advanced under the term facility concluded in May 2010.

The public offering that closed in March 2009 included 57.5 million warrants with a strike price of $1.60 per share ($92 million in total) that expired on October 15, 2010. 57.4 million of these warrants were exercised prior to their expiry. 19.2 million of these warrants were exercised up to September 30, 2010.

Management pro-actively manages future cash requirements based on estimated cash flow from operations, planned capital investments and financing obligations. Taking cognizance of the start-up risks associated with new projects management has negotiated the cancellation of the December 12, 2010 put option on 12,000 Senior Secured notes (settlement value US14.4 million). These notes will be repayable at the election of the Company any time before December 12, 2011 together with the 29,500 notes that has been restructured in May 2010. Only 3,000 notes (settlement value $3.6 million) will have to be settled by December 12, 2010.

At September 30, 2010, the Company had a working capital deficit of $19.8 million. Included in accounts payable and accruals are numerous construction related creditors that are only payable over the next 3 months. The Company received $64 million in cash subsequent to September 30, 2010 from warrants that have been exercised.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

8.          Off-Balance Sheet Arrangements

(a) Financial guarantee

In connection with a series of transactions entered into during 2007 with Tranter Burnstone (a black empowerment enterprise) and other parties, Tranter Burnstone became the owner of 19,938,650 shares of the Company. The Company, through certain of its subsidiaries, agreed to provide a guarantee to lend up to $11million (ZAR 80 million) to Tranter Burnstone to cover any shortfall in certain future interest payments required of Tranter Burnstone on a loan outstanding to Tranter Burnstone from Investec. During 2008 the Company also advanced $5 million (ZAR 37 million) on behalf of Tranter Burnstone, on an unsecured basis, to cover a shortfall in a margin account related to this loan.

In May 2010, the Company negotiated an amendment to the guarantee in order to secure the release by Investec of the margin deposit and to allow certain of the Company’s subsidiaries to provide security in connection with the Term Facility Agreement. The amended guarantee requires Southgold Exploration (Pty) Ltd (“Southgold”), a wholly owned subsidiary of the Company, to lend up to $21 million (ZAR 140 million) to Tranter Burnstone to cover any shortfall in interest or principal repayments on the loan

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

outstanding by Tranter Burnstone to Investec. Any advances to Tranter Burnstone under this guarantee are due to be repaid in installments from 2014 to 2017, with interest at the South African prime rate plus 2%.

Security for any advances made pursuant to this guarantee includes a second charge against any shares of the Company held by Tranter Burnstone. Southgold was also required to set aside $12 million (ZAR 80 million) to be utilized for any advances required to be made to Tranter Burnstone under the guarantee. This amount has been recorded as restricted cash in non-current assets.

The Company has estimated the initial value of the guarantee to be $2.5 million and has recorded this in other liabilities. The obligation of certain Subsidiaries of the Company to obtain Investec’s consent to provide guarantees to third parties has also been cancelled. Refer to section 10 below for further development related to this guarantee subsequent to quarter end.

(b) Hedging program

In connection with the Term Facility Agreement the Company executed a zero cost collar hedging program for a total of 105,000 gold ounces spread over the first three years of production from the Company’s Burnstone project. The program includes put options priced at US$850 and call options priced at US$1,705 per Au eqv oz.

Commencing January 1, 2011, the Company will be required to deliver 1,250 gold ounces per month over a twelve month period. The remaining 90,000 gold ounces will be delivered in 24 equal monthly deliveries of 3,750 gold ounces, starting January 1, 2012.

The fair value on inception and subsequent mark-to-market movements were calculated using an option pricing model with inputs based on the following assumptions:

	August 13 2010	September 30 2010
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,216 0.58% - 1.04% 5 – 40 months 21.9% - 27.8%	US$1,309 0.27% - 0.84% 4 -4 40 months 18.7% - 28.9%

9.          Contractual obligations

Payments due by period (CAD millions)
	Total (million)	Less than one year (million)	1 to 5 years (million)	More than 5 years (million)
Exploration commitment Environmental commitment Senior secured notes Convertible debentures Term facility agreement Finance lease liability Operating lease obligations	$ 1.7 1.5 59.8 171.6 82.8 3.7 0.5	$ Nil 0.5 8.5 10.1 6.7 3.6 0.2	$ 1.7 0.4 51.3 161.5 76.1 0.1 0.3	$ Nil 0.6 Nil Nil Nil Nil Nil
Total	$ 321.6	$ 29.6	$ 291.4	$ 0.6

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

Senior secured notes

3,000 Notes are repayable on December 12, 2010 and the remaining 41,575 Notes are due on December 12, 2011. The Notes bear interest of 14% per annum with the interest having been prepaid until December 12, 2010. The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets.

Convertible debentures

The Debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

Term facility agreement

The $74 million (US$72 million) Term Facility Agreement (“the facility”) has a maximum term of 4 years from date of draw down and will be repaid in 13 quarterly consecutive installments, commencing on May 26, 2011, 12 months after the draw down. The facility bears interest at a margin of 4% over the USD LIBOR rate. The USD LIBOR rate will be fixed on a quarterly basis, two days before the forthcoming interest due date. The Company has the option to retire the loan 12 months after draw down at no additional costs. The Burnstone project and certain subsidiary guarantees serve as security for the facility.

Finance lease liability

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 13 months and bear interest at rates between 6.5% and 22% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $4.6 million at September 30, 2010.

10.        Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. On October 1, 2010 the Company advanced $13 million (ZAR88 million) on a loan to Tranter Burnstone in terms of the guarantee agreement, with the proceeds to be used by Tranter Burnstone to settle its obligations due under its agreement with Investec Ltd. The funds disclosed as restricted cash on the Balance sheet were applied to this loan, with the Company advancing the shortfall of $1 million. There were no other material related party transactions during the quarter.

Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which are available on SEDAR at www.sedar.com.

11.        Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of an initial adoption of an accounting standard is set out in point 12 of this document.

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements and are fully disclosed in the most recent annual MD&A for the year ended December 31, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

12.        Adoption of new accounting policies and new accounting developments

Effective January 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement of prior period financial statements.

CICA 1506 – Accounting changes

This Section shall be applied in accounting for changes in accounting policies, changes in accounting estimates and corrections of prior period errors. CICA 1506 is amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments apply to interim and annual financial statements for years beginning on/after July 1, 2009. The adoption of this Section had no impact of the Company’s consolidated financial results.

International Financial Reporting Standards

Canadian public companies will be required to prepare financial statements in accordance with International Financial Reporting Standards (”IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and will provide comparative data on an IFRS basis as required.

13.        Financial Instruments and Other Instruments

The Company’s investment in Kryso Resources Plc (“Kryso”) shares and warrants, were respectively classified as available-for-sale and held-for-trading financial instruments. These instruments were carried at fair value. Unrealized gains and losses from changes in the fair value of available-for-sale financial instruments were recognized in the statement of operations and comprehensive loss under “other comprehensive loss”, whilst fair value changes on held-for-trading financial instruments were recognized in the statement of operations and comprehensive loss.

During June 2010 the Company disposed of its investment in Kryso for net proceeds of $3.5 million (GBP2.3 million), resulting in a net realized gain on available-for-sale financial instruments of $0.5 million (GBP0.3 million) and a realized net loss on held-for-trading financial instruments of $66,665 (GBP42,704) being recognized in the statement of operations and comprehensive loss.

Refer to section 8 above for information relating to the fair value of financial guarantees and hedge structures and note 4 of the financial statements for a summary of the Company’s remaining financial assets and liabilities.

14.        Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

14.1      International financial reporting standards (“IFRS”)

The Company will be required to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process of evaluating the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

The Company’s IFRS conversion project began during 2009. A formal project plan, governance structure and a project team, including an external advisor, have been established. The project philosophy is to align with current accounting practices and, where possible, to minimize the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors.

The IFRS conversion project consists of four phases: diagnostic; design and planning; implementation; and post implementation. To date, the Company has completed the diagnostic phase, which involved a high-level review of the major differences between Canadian GAAP and IFRS. This assessment has provided insight into those areas that will be impacted by the conversion. These areas include the valuation of compound financial instruments, accounting for property, plant and equipment, the effects of changes in foreign currency exchange rates and alternatives available under IFRS 1 – First Time Adoption of IFRS.

The next phase of the conversion project plan, design and planning is now underway where the Company is calculating the effect of these identified differences on the opening balance sheet, income statement and statement of equity as well as the comparative information that will be included in the first reporting period under IFRS. Additional disclosures will also be required under IFRS and the Company is in the process of assessing the requirements and design the revised layout of its interim and financial statements under IFRS.

The Audit Committee will complete their review process, including IFRS 1 elections, during November 2010 with the impact on the opening balance sheet for January 1, 2010 to be disclosed in the December 31, 2010 MD&A.

14.2      Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash cost

The Company reports total cash cost of ounces sold. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. Cash cost includes direct development, mining and processing costs incurred in the recovery of and disposal of Au and Ag as well as allocated overhead charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

The reconciliation of production cost to cash cost is presented below:

	Quarter ended September 30, 2010 ($’000	Quarter ended June 30, 2010 ($’000)	Quarter ended March 31, 2010 ($’000)	Nine months ended September 30, 2010 ($’000)

Production cost relating to metal produced by the Nevada operations	$ 9,848	$ 10,545	$ 5,667	$ 26,060

Less amortization and non-cash overhead costs included in production cost.	(576)	(323)	(626)	(1,525)
Total cash production costs for the period	$9,272	$ 10,222	$ 5,041	$ 24,535

Gold equivalent ounces sold	10,845	13,786	6,062	30,693

Ore tons milled related to ounces sold	14,575	17,418	7,930	39,923

Cash cost per gold equivalent ounce sold	$854	$741	$832	$799

Cash cost per ton	$635	$587	$636	$615

14.3      Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

There have been no significant changes in disclosure controls and procedures during the period ended September 30, 2010, that could have affected or are reasonably likely to affect the Company’s internal control over financial reporting.

14.4      Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2010

There have been no significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect its internal control over financial reporting during the period ended September 30, 2010.